Exhibit (a)(5)(M)

CUBIST PHARMACEUTICALS ANNOUNCES EXPIRATION

OF HART-SCOTT-RODINO WAITING PERIOD

FOR ACQUISITION OF ADOLOR

Lexington, Mass., and Exton, Pa., November 15, 2011 — Cubist Pharmaceuticals, Inc. (NASDAQ: CBST) and Adolor Corporation (NASDAQ: ADLR) today announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act) in connection with Cubist’s previously announced acquisition of Adolor.

Expiration of the HSR waiting period satisfies one of the conditions to the closing of the merger transaction.  The closing of the transaction also is conditioned on the tender of a majority of the outstanding shares of Adolor’s common stock and the satisfaction of other customary closing conditions.

Cubist initiated a cash tender offer on November 7, 2011 to purchase all outstanding shares of Adolor common stock.  The tender offer will expire at 12:00 midnight, New York City time, on December 6, 2011, unless extended or terminated.  Upon the successful closing of the tender offer, stockholders of Adolor will receive $4.25 per share in cash and one Contingent Payment Right (CPR) entitling the holder to receive additional cash payments of up to $4.50 for each share they own if certain regulatory approvals and/or commercialization milestones for ADL5945 are achieved.

About Cubist

Cubist Pharmaceuticals, Inc. is a biopharmaceutical company focused on the research, development, and commercialization of pharmaceutical products that address significant unmet medical needs in the acute care environment. Cubist is headquartered in Lexington, Mass. Additional information can be found at Cubist’s web site at www.cubist.com.

About Adolor

Adolor Corporation is a biopharmaceutical company specializing in the discovery, development and commercialization of novel prescription pain and pain management products.

Adolor’s first approved product in the United States is ENTEREG® (alvimopan), which is indicated to accelerate the time to upper and lower gastrointestinal recovery following partial large or small bowel resection surgery with primary anastomosis. ENTEREG is available only for short-term (15 doses) use in hospitalized patients. Only hospitals that have registered in and met all of the requirements for the ENTEREG Access Support and Education (E.A.S.E.®) program may use ENTEREG. For more information on ENTEREG, including its full prescribing information, the Boxed Warning regarding short-term hospital use and the E.A.S.E. Program, visit www.ENTEREG.com.

The Company’s lead development program compound is ADL5945, a novel mu opioid receptor antagonist being developed for chronic OIC that demonstrated positive results in Phase 2 trials. The Company also has several earlier-stage compounds under development for the management of pain and CNS disorders.

For more information, visit www.adolor.com.

Notice to investors

This press release is for informational purposes only and is not an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and the offer to purchase shares of Adolor common stock are being made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that Cubist and FRD Acquisition Corporation have filed with the SEC on a Tender Offer Statement on Schedule TO on November 7, 2011. Adolor also has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer on November 7, 2011. Adolor stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. Adolor stockholders and other investors may obtain free copies of the Tender Offer Statement, the tender offer Solicitation/Recommendation Statement and other documents filed with the SEC through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from Cubist or Adolor by contacting: MacKenzie Partners, Inc. on behalf Cubist toll free at (800) 322-2885 or collect at (212) 929-5500 or tenderoffer@mackenziepartners.com, or Stephen W. Webster of Adolor at (484) 595-1500. Questions and requests for assistance or for additional copies of these documents may be directed to MacKenzie Partners, Inc., the information agent for the offer, at (212) 929-5500 for banks and brokers or toll-free at (800) 322-2885 for stockholders and all others.

Contacts:

65 Hayden Avenue, Lexington, MA 02421     P 781.860.8660     F 781.861.0566     www.cubist.com

INVESTORS:

Eileen C. McIntyre

Senior Director, Investor Relations

(781) 860-8533

eileen.mcintyre@cubist.com

Mark Harnett and Paul Schulman

MacKenzie Partners, Inc.

(212) 929-5500

Email: tenderoffer@mackenziepartners.com

MEDIA:

Francis McLoughlin

Director, Corporate Communications

(781) 860-8777

Or

Sard Verbinnen & Co

Andrew Cole/Chris Kittredge/Briana Kelly

(212) 687-8080

cubist-sardverb@sardverb.com